UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	22 April 2015

Number	07/15

BHP BILLITON OPERATIONAL REVIEW

FOR THE NINE MONTHS ENDED 31 MARCH 2015

•	Group production increased by 9% for the nine months ended March 2015 with records achieved for 10 operations and five commodities. We remain on track to deliver Group production growth(1) of 16% over the two years to the end of the 2015 financial year.

•	Petroleum production increased by 6% to a record 193 MMboe supported by a 76% increase in Onshore US liquids volumes to 40.2 MMboe. Guidance for the 2015 financial year remains unchanged at 255 MMboe.

•	Copper production(2) increased by 2% to 1.3 Mt as strong underlying operating performance at Escondida more than offset the impacts of severe weather in Northern Chile, lower grades at Antamina and a mill outage at Olympic Dam. Production for the 2015 financial year is now expected to be 1.7 Mt.

•	Western Australia Iron Ore (WAIO) production increased by 16% to a record 188 Mt (100% basis) underpinned by continued improvements in our integrated supply chain. WAIO production for the 2015 financial year is now expected to be 250 Mt (100% basis). The potential of our installed infrastructure continues to exceed expectations and as a result we are deferring the Inner Harbour Debottlenecking project. While this will lead to a slower path to system capacity of 290 Mtpa, it will come at a lower capital cost.

•	Metallurgical coal production increased by 14% to 38 Mt and reflected record volumes at both Queensland Coal and Illawarra Coal. Production for the 2015 financial year is now expected to be 49 Mt.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Our teams continue to exceed expectations and deliver strong operating performance. Our commitment to sustainably improve productivity and lower costs is helping mitigate the impact of subdued commodity prices and supporting returns for our shareholders.

“In Iron Ore, our focus remains on producing at the lowest possible cost with Western Australia Iron Ore unit costs now below US$20 per tonne(3) as we continue to improve productivity. Over the last decade, China’s unprecedented demand growth provided Australia and BHP Billiton with a unique opportunity. We acted swiftly to bring on new iron ore capacity at some of the lowest costs globally, generating long-term value for shareholders, the government and communities which would otherwise have been lost to overseas competitors. Despite the subsequent increase in supply-side competition, these low-cost expansions continue to deliver attractive margins and returns through the cycle.

“In Petroleum, we have responded quickly to current market conditions by reducing the number of rigs operated in our Onshore US business by 35 per cent over the March 2015 quarter. We continue to review our drilling and development program as we seek to maximise the value of our resource base. With higher oil prices expected over the medium term, we believe deferring development will create more value than producing today. Our high-quality acreage and excellent operating performance, with industry-leading drilling costs, gives us a strong platform from which to build.

“The proposed demerger of South32 is also on track, with the BHP Billiton Board unanimously recommending shareholders vote in favour of the demerger. With a more focused portfolio, BHP Billiton will have the potential to unlock further shareholder value, while creating a new global diversified metals and mining company with a significant industry presence in each of its major commodities.”

BHP Billiton Operational Review for the nine months ended 31 March 2015	1

Operational performance summary

Production for the nine months and quarter ended March 2015 is summarised in the table below.

Production	MAR 2015 YTD	MAR 2015 QTR	MAR YTD15 vs MAR YTD14	MAR Q15 vs MAR Q14	MAR Q15 vs DEC Q14
Total petroleum production (MMboe)	192.5	61.5	6%	1%	(3%)

Copper (kt)	1,273.1	460.0	1%	11%	9%
Iron ore (kt)	172,422	58,979	17%	20%	5%
Metallurgical coal (kt)	37,765	11,458	14%	0%	(15%)
Energy coal (kt)	56,173	19,714	2%	11%	6%
Alumina (kt)	3,881	1,248	1%	0%	(11%)
Aluminium (kt)	762	245	(15%)	(14%)	(4%)
Manganese ores (kt)	6,604	2,049	9%	14%	(11%)
Manganese alloys (kt)	554	182	19%	12%	(10%)
Nickel (kt)	102.4	32.5	(9%)	(5%)	(5%)

Production guidance for the 2015 financial year is summarised in the table below.

Production guidance	FY14	Previous FY15e	New FY15e	FY14 vs FY15e
Petroleum (MMboe)(4)	243	255	255	5%
Copper (Mt)(2)	1.7	1.8	1.7	—
Iron ore (Mt)	204	225	230	13%
Metallurgical coal (Mt)	45	47	49	9%
Energy coal (Mt)	73	73	73	—

Major development projects

The BMA Hay Point Stage Three Expansion project loaded first coal during the March 2015 quarter, on revised schedule and budget, and will not be reported in future Operational Reviews. At 31 March 2015, BHP Billiton had six major projects under development with a combined budget of US$12.0 billion.

Corporate update

On 17 March 2015, the BHP Billiton Board recommended shareholders approve the proposed demerger of South32 at the shareholder meetings to be held on 6 May 2015. The Board believes that with a more focused portfolio, BHP Billiton will be better placed to achieve further productivity benefits in its core portfolio, while creating a substantial new company, South32. The proposed demerger would be effected via a distribution of South32 shares by way of an in-specie dividend to shareholders in both BHP Billiton Limited and BHP Billiton Plc. Eligible BHP Billiton shareholders will receive one South32 share for every BHP Billiton share held on the applicable record date.

On 19 March 2015, the Group priced a five year A$1.0 billion note issue under its Australian Medium Term Note Program which will pay interest at three per cent and mature in March 2020. The proceeds will be used for general corporate purposes.

BHP Billiton Operational Review for the nine months ended 31 March 2015	2

Petroleum and Potash

Production

	MAR 2015 YTD	MAR 2015 QTR	MAR YTD15 vs MAR YTD14	MAR Q15 vs MAR Q14	MAR Q15 vs DEC Q14
Crude oil, condensate and natural gas liquids (MMboe)	93.4	31.3	21%	15%	0%
Natural gas (bcf)	594.8	181.5	(5%)	(10%)	(7%)

Total petroleum products (MMboe)	192.5	61.5	6%	1%	(3%)

Total petroleum production – Total petroleum production for the nine months ended March 2015 increased by six per cent to a record 192.5 MMboe. Guidance for the 2015 financial year remains unchanged at 255 MMboe.

Crude oil, condensate and natural gas liquids – Crude oil, condensate and natural gas liquids production for the nine months ended March 2015 increased by 21 per cent to 93.4 MMboe.

Onshore US liquids volumes for the nine months ended March 2015 rose by 76 per cent to 40.2 MMboe. This strong performance was underpinned by a doubling of liquids production from both the Black Hawk and Permian as we continue to realise significant improvements in shale drilling and completions efficiency.

In our Conventional business, strong uptime performance at Atlantis and Pyrenees was offset by natural field decline at North West Shelf and the impact of industrial action at Bass Strait.

Natural gas – Natural gas production for the nine months ended March 2015 declined by five per cent to 595 bcf.

Strong uptime performance at North West Shelf and Macedon partially offset scheduled maintenance at Pakistan, industrial action and weaker seasonal demand at Bass Strait and the divestment of Liverpool Bay in the 2014 financial year.

On 16 February 2015, BHP Billiton signed an agreement with Tri-Resources, a subsidiary of the Hashoo Group, for the sale of our gas business in Pakistan. The transaction is subject to regulatory approval.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 89% complete.
Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	520	CY16	Designed to process approximately 400 MMcf/d of high-CO2 gas.	On schedule and budget. The overall project is 54% complete.

Onshore US development activity

Onshore US drilling and development expenditure totalled US$3.0 billion for the nine months ended March 2015 and we expect expenditure of approximately US$3.4 billion in the 2015 financial year.

Our Onshore US operated rig count decreased from 26 to 17 during the March 2015 quarter. The reduction in drilling activity will not impact 2015 financial year production guidance and we are confident that shale liquids volumes will rise by over 50 per cent in the period. We continue to review our drilling and development program and will exercise the flexibility within our shale portfolio to maximise value.

BHP Billiton Operational Review for the nine months ended 31 March 2015	3

March 2015 YTD		Liquids focused areas		Gas focused areas
(March 2014 YTD)		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure	US$ billion	1.9 (2.4)	0.6 (0.4)	0.3 (0.3)	0.2 (0.2)	3.0 (3.2)
Rig allocation	At period end	12 (17)	4 (4)	1 (3)	0 (0)	17 (24)
Net wells drilled and completed	Period total	153 (218)	32 (32)	18 (31)	36 (60)	239 (341)
Net productive wells	At period end	796 (606)	63(5) (61)	388(5) (892)	1,028 (1,012)	2,275 (2,571)

Capital expenditure includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines. The number of wells drilled and completed can vary significantly from period to period based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

Petroleum exploration

There were no exploration or appraisal wells drilled during the March 2015 quarter. Petroleum exploration expenditure for the nine months ended March 2015 was US$393 million, of which US$363 million was expensed. Total petroleum exploration expenditure for the 2015 financial year is expected to be US$600 million and remains focused on the Gulf of Mexico, Western Australia and Trinidad and Tobago.

The seismic acquisition program in Trinidad and Tobago was successfully completed for the nine deep water blocks accessed between 2012 and 2014(6).

Potash

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 42% complete and within the approved budget. Shaft excavation is steadily progressing following the successful redesign of the temporary liner.

BHP Billiton Operational Review for the nine months ended 31 March 2015	4

Copper

Production

	MAR 2015 YTD	MAR 2015 QTR	MAR YTD15 vs MAR YTD14	MAR Q15 vs MAR Q14	MAR Q15 vs DEC Q14
Copper (kt)	1,273.1	460.0	1%	11%	9%
Lead (t)	140,289	40,604	(1%)	(15%)	(19%)
Zinc (t)	103,933	29,960	29%	54%	(10%)
Silver (troy koz)	24,217	7,529	(8%)	(14%)	(1%)
Uranium oxide concentrate (t)	2,549	607	(13%)	(37%)	(44%)

Copper – Total copper production(2) for the nine months ended March 2015 increased by two per cent to 1.3 Mt. Production for the 2015 financial year is now expected to be 1.7 Mt, six per cent below prior guidance. The revision to guidance reflects the impact of heavy rainfall in Northern Chile in March 2015 and an electrical failure which caused a mill outage at Olympic Dam in January 2015.

Escondida copper production for the nine months ended March 2015 increased by seven per cent to 891 kt. Strong operating performance, including a 14 per cent increase in truck utilisation, resulted in record material mined for the period. This was partially offset by the impact of severe wet weather in March 2015, along with water restrictions, two days of industrial action and a power outage throughout Northern Chile in the first half of the 2015 financial year. Escondida copper production of approximately 1.22 Mt is now anticipated for the 2015 financial year.

Pampa Norte copper production for the nine months ended March 2015 increased by 15 per cent to 192 kt as Spence benefited from higher recoveries. Production at Pampa Norte for the 2015 financial year is now expected to be marginally higher than the prior year, despite the impact of severe wet weather in March 2015, as improved grades and recoveries at Spence continue to offset declining grades and recoveries at Cerro Colorado.

Olympic Dam copper production for the nine months ended March 2015 decreased by 15 per cent to 111 kt following an electrical failure which caused a mill outage in January 2015. The mill is expected to be offline for approximately six months with an associated reduction in copper production of 60 to 70 kt with the majority of the impact anticipated this financial year.

Antamina copper production for the nine months ended March 2015 decreased by 32 per cent to 80 kt as lower grades more than offset record mill throughput. Average copper grades at Antamina are expected to remain broadly unchanged in the June 2015 quarter, consistent with the mine plan.

Lead – Lead production for the nine months ended March 2015 was in line with the prior period.

Silver – Silver production for the nine months ended March 2015 decreased by eight per cent as higher mill throughput at Antamina and Cannington was more than offset by lower ore grades at both operations, consistent with the mine plans.

Zinc – Zinc production for the nine months ended March 2015 increased by 29 per cent and primarily reflected increased mill throughput and higher grades at Antamina and Cannington.

Uranium – Uranium production for the nine months ended March 2015 decreased by 13 per cent as a result of the mill outage at Olympic Dam.

BHP Billiton Operational Review for the nine months ended 31 March 2015	5

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Escondida Organic Growth Project 1 (Chile) 57.5%	4,199	H1 CY15	New concentrator with 152 ktpd capacity.	On schedule and revised budget. The overall project is 98% complete.
Escondida Water Supply (Chile) 57.5%	3,430	CY17	New desalination facility to ensure continued water supply to Escondida.	On schedule and budget. The overall project is 37% complete.

BHP Billiton Operational Review for the nine months ended 31 March 2015	6

Iron Ore

Production

	MAR 2015 YTD	MAR 2015 QTR	MAR YTD15 vs MAR YTD14	MAR Q15 vs MAR Q14	MAR Q15 vs DEC Q14
Iron ore (kt)	172,422	58,979	17%	20%	5%

Iron ore – Total iron ore production for the nine months ended March 2015 increased by 17 per cent to a record 172 Mt. Production for the 2015 financial year is now expected to be 230 Mt, two per cent higher than prior guidance.

Western Australia Iron Ore (WAIO) production for the nine months ended March 2015 increased by 16 per cent to a record 188 Mt (100 per cent basis). This result was underpinned by continued improvement in the performance of our integrated supply chain, the successful ramp-up of the Jimblebar mining hub to a rate in excess of 45 Mtpa, and the relatively limited impact of the wet season. WAIO also achieved record sales volumes of 190 Mt (100 per cent basis) as our strategy of increasing the percentage of direct to ship ore unlocked port capacity.

WAIO production for the 2015 financial year is now expected to be 250 Mt (100 per cent basis), two per cent higher than prior guidance. Further growth in supply chain capacity to 270 Mtpa (100 per cent basis) is expected to be achieved without the need for additional fixed plant investment. The potential of our installed infrastructure continues to exceed expectations and as a result we are deferring the Inner Harbour Debottlenecking project. While this will lead to a slower path to system capacity of 290 Mtpa, it will come at a lower capital cost.

Samarco production for the nine months ended March 2015 increased by 37 per cent to a record 22 Mt (100 per cent basis) as the fourth pellet plant reached full capacity during the period.

BHP Billiton Operational Review for the nine months ended 31 March 2015	7

Coal

Production

	MAR 2015 YTD	MAR 2015 QTR	MAR YTD15 vs MAR YTD14	MAR Q15 vs MAR Q14	MAR Q15 vs DEC Q14
Metallurgical coal (kt)	37,765	11,458	14%	0%	(15%)
Energy coal (kt)	56,173	19,714	2%	11%	6%

Metallurgical coal – Metallurgical coal production for the nine months ended March 2015 increased by 14 per cent to a record 38 Mt. Production for the 2015 financial year is now expected to be 49 Mt, four per cent higher than prior guidance.

Record production and sales volumes at Queensland Coal for the nine months ended March 2015, reflected the successful ramp-up of the Caval Ridge mine and sustained improvements in truck and wash-plant utilisation across the operations. Production declined by 13 per cent from the December 2014 quarter as a result of a longwall move at Crinum and wet weather.

Illawarra Coal achieved record production for the nine months ended March 2015 of 6.5 Mt as maintenance efficiencies supported higher equipment utilisation rates. Longwall moves at Dendrobium and West Cliff led to a 25 per cent decline in volumes during the March 2015 quarter.

Energy coal – Energy coal production for the nine months ended March 2015 increased by two per cent to 56 Mt. Guidance for the 2015 financial year remains unchanged at 73 Mt.

South Africa Energy Coal production for the nine months ended March 2015 increased by 15 per cent and reflected improved equipment utilisation and optimised mine planning. This was partially offset by lower production at Cerrejón as a result of drought conditions and the need to manage dust emissions, and lower customer demand for our Navajo Coal product.

Projects

Project and ownership	Capital expenditure (US$m)		Initial production target date	Capacity	Progress
Hay Point Stage Three Expansion (Australia) 50%	1,505	(7)	CY15	Increases port capacity from 44 Mtpa to 55 Mtpa and reduces storm vulnerability.	On revised schedule and budget. The overall project is 96% complete. First coal loaded on 12 January 2015.
Appin Area 9 (Australia) 100%	845		CY16	Maintains Illawarra Coal’s production capacity with a replacement mining domain and capacity to produce 3.5 Mtpa of metallurgical coal.	On schedule and budget. The overall project is 81% complete.

BHP Billiton Operational Review for the nine months ended 31 March 2015	8

Aluminium, Manganese and Nickel

Production

	MAR 2015 YTD	MAR 2015 QTR	MAR YTD15 vs MAR YTD14	MAR Q15 vs MAR Q14	MAR Q15 vs DEC Q14
Alumina (kt)	3,881	1,248	1%	0%	(11%)
Aluminium (kt)	762	245	(15%)	(14%)	(4%)
Manganese ores (kt)	6,604	2,049	9%	14%	(11%)
Manganese alloys (kt)	554	182	19%	12%	(10%)
Nickel (kt)	102.4	32.5	(9%)	(5%)	(5%)

Alumina – Alumina production was broadly unchanged for the nine months ended March 2015 at 3.9 Mt and included record production at the Alumar refinery. Worsley volumes decreased by 12 per cent from the December 2014 quarter, which benefitted from the processing of stockpiled hydrate.

Aluminium – Aluminium production for the nine months ended March 2015 decreased by 15 per cent to 762 kt despite record production at Mozal. Lower volumes primarily reflected the cessation of smelting activities at Bayside and the temporary suspension of potlines II and III at Alumar in the 2014 financial year, and the planned replacement of transformers at Hillside. Production at Hillside and Mozal remains robust despite the increased frequency of load shedding.

On 30 March 2015, BHP Billiton announced that South32 had agreed with Alcoa, its joint venture partner and operator of the Alumar aluminium smelter, to suspend potline I from 15 April 2015. All three potlines will continue to be subject to ongoing review, having regard to market conditions.

Manganese ores – Manganese ore production for the nine months ended March 2015 increased by nine per cent to 6.6 Mt as an increase in plant availability at Wessels and an improvement in ore recovery at Mamatwan underpinned record production at Hotazel. Higher mill throughput and grades at GEMCO partially offset adverse weather conditions in the March 2015 quarter.

Manganese alloys – Manganese alloy production for the nine months ended March 2015 increased by 19 per cent to 554 kt as Metalloys and TEMCO benefitted from improved smelter stability and availability.

Nickel – Nickel production for the nine months ended March 2015 decreased by nine per cent to 102 kt. Lower Nickel West production reflected the closure of the Perseverance underground mine in November 2013 and an unplanned outage at the Kwinana refinery, while lower grades affected Cerro Matoso production. Production for the 2015 financial year at Nickel West is now expected to be 90 kt, while guidance at Cerro Matoso remains unchanged at 43kt.

BHP Billiton Operational Review for the nine months ended 31 March 2015	9

Minerals exploration

Minerals exploration expenditure for the nine months ended March 2015 was US$203 million, of which US$148 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Peru and the South-West United States.

Variance analysis relates to the relative performance of BHP Billiton and/or its operations during the nine months ended March 2015 compared with the nine months ended 2014, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production volumes, sales volumes and capital and exploration expenditure from equity accounted investments and other operations are reported on a proportionate consolidation basis. Production and sales volumes for our manganese operations are reported on a 100 per cent basis.

The following footnotes apply to this Operational Review:

(1)	Copper equivalent production based on FY13 average realised product prices.
(2)	Excludes Pinto Valley which was sold during the 2014 financial year.
(3)	Unit cash cost excluding freight and royalties.
(4)	Excludes Liverpool Bay which was sold during the 2014 financial year.
(5)	Change in productive well count includes the reduction associated with the divestments of North Louisiana conventional assets (Haynesville) and Pecos unconventional gas assets (Permian).
(6)	21,220 square kilometres 3D seismic acquisition completed over Trinidad and Tobago Blocks 3, 5, 6, 7, 14, 23a, 23b, 28 and 29.
(7)	Excludes announced pre-commitment funding.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

BHP Billiton Operational Review for the nine months ended 31 March 2015	10

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Emily Perry

Tel: +61 3 9609 2800 Mobile: +61 477 325 803

email: Emily.Perry@bhpbilliton.com

Paul Hitchins

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email: Paul.Hitchins@bhpbilliton.com

Eleanor Nichols

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email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

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email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Americas

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

email: Tara.Dines@bhpbilliton.com

Andrew Gunn

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email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price

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email: Jonathan.H.Price@bhpbilliton.com

Dean Simon

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email: Dean.Simon@bhpbilliton.com

Americas

James Agar

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email: James.Agar@bhpbilliton.com

Joseph Suarez

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email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Operational Review for the nine months ended 31 March 2015	11

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		MAR 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014	MAR YTD15 vs MAR YTD14	MAR Q15 vs MAR Q14	MAR Q15 vs DEC Q14

Petroleum
Crude oil, condensate and NGL	(Mboe)	27,244	31,163	31,298	93,406	77,270	21%	15%	0%
Natural gas	(bcf)	202.0	194.4	181.5	594.8	624.3	(5%)	(10%)	(7%)
Total petroleum production	(MMboe)	60.9	63.6	61.5	192.5	181.3	6%	1%	(3%)

Copper
Copper	(kt)	413.9	423.7	460.0	1,273.1	1,257.1	1%	11%	9%
Lead	(t)	47,577	50,111	40,604	140,289	141,861	(1%)	(15%)	(19%)
Zinc	(t)	19,409	33,310	29,960	103,933	80,819	29%	54%	(10%)
Gold	(troy oz)	48,740	51,247	47,706	151,297	134,583	12%	(2%)	(7%)
Silver	(troy koz)	8,757	7,620	7,529	24,217	26,295	(8%)	(14%)	(1%)
Uranium	(t)	966	1,076	607	2,549	2,944	(13%)	(37%)	(44%)
Molybdenum	(t)	281	75	151	266	1,118	(76%)	(46%)	101%

Iron ore
Iron ore	(kt)	49,280	56,352	58,979	172,422	146,921	17%	20%	5%

Coal
Metallurgical coal	(kt)	11,467	13,538	11,458	37,765	33,192	14%	(0%)	(15%)
Energy coal	(kt)	17,723	18,622	19,714	56,173	55,129	2%	11%	6%

Aluminium, Manganese and Nickel
Alumina	(kt)	1,250	1,398	1,248	3,881	3,853	1%	(0%)	(11%)
Aluminium	(kt)	286	256	245	762	898	(15%)	(14%)	(4%)
Manganese ores	(kt)	1,801	2,296	2,049	6,604	6,047	9%	14%	(11%)
Manganese alloys	(kt)	162	201	182	554	465	19%	12%	(10%)
Nickel	(kt)	34.1	34.2	32.5	102.4	112.3	(9%)	(5%)	(5%)

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton Operational Review for the nine months ended 31 March 2015	12

BHP BILLITON PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	MAR 2014	JUN 2014	SEP 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014

Petroleum
Production
Crude oil, condensate and NGL (Mboe) (1)
Onshore US		8,575	10,540	11,460	12,905	15,848	40,213	22,808
Coventional		18,669	18,337	19,485	18,258	15,450	53,193	54,462

Total		27,244	28,877	30,945	31,163	31,298	93,406	77,270

Natural gas (bcf)
Onshore US		109.7	118.9	113.6	110.3	99.9	323.8	329.9
Coventional		92.3	96.1	105.3	84.1	81.6	271.0	294.4

Total		202.0	215.0	218.9	194.4	181.5	594.8	624.3

Total petroleum production (MMboe)		60.9	64.7	67.4	63.6	61.5	192.5	181.3

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	190.6	241.0	199.4	208.8	260.9	669.1	603.7
Antamina	33.8%	33.0	26.2	25.7	27.3	26.7	79.7	117.3
Pinto Valley	100%	—	—	—	—	—	—	12.5

Total		223.6	267.2	225.1	236.1	287.6	748.8	733.5

Cathode (kt)
Escondida (3)	57.5%	75.8	81.5	69.3	75.0	77.3	221.6	226.5
Pampa Norte (4)	100%	63.4	66.8	55.8	69.6	66.5	191.9	166.3
Pinto Valley	100%	—	—	—	—	—	—	0.9
Olympic Dam	100%	51.1	54.5	39.2	43.0	28.6	110.8	129.9

Total		190.3	202.8	164.3	187.6	172.4	524.3	523.6

Total copper		413.9	470.0	389.4	423.7	460.0	1,273.1	1,257.1

Lead
Payable metal in concentrate (t)
Cannington	100%	47,214	45,768	48,941	49,625	40,111	138,677	140,760
Antamina	33.8%	363	397	633	486	493	1,612	1,101

Total		47,577	46,165	49,574	50,111	40,604	140,289	141,861

Zinc
Payable metal in concentrate (t)
Cannington	100%	10,074	15,666	19,927	17,039	16,389	53,355	42,230
Antamina	33.8%	9,335	13,450	20,736	16,271	13,571	50,578	38,589

Total		19,409	29,116	40,663	33,310	29,960	103,933	80,819

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	20,110	20,920	21,980	12,710	21,265	55,955	51,984
Olympic Dam (refined gold)	100%	28,630	38,785	30,364	38,537	26,441	95,342	82,550
Pinto Valley	100%	—	—	—	—	—	—	49

Total		48,740	59,705	52,344	51,247	47,706	151,297	134,583

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,078	1,320	1,159	958	1,355	3,472	2,951
Antamina	33.8%	961	843	954	885	872	2,711	3,516
Cannington	100%	6,465	6,029	6,701	5,534	5,130	17,365	19,132
Olympic Dam (refined silver)	100%	253	317	254	243	172	669	655
Pinto Valley	100%	—	—	—	—	—	—	41

Total		8,757	8,509	9,068	7,620	7,529	24,217	26,295

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	966	1,044	866	1,076	607	2,549	2,944

Total		966	1,044	866	1,076	607	2,549	2,944

Refer footnotes on page 15.

BHP Billiton Operational Review for the nine months ended 31 March 2015	13

BHP BILLITON PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	MAR 2014	JUN 2014	SEP 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014

Copper (2) (continued)
Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	281	83	40	75	151	266	1,118

Total		281	83	40	75	151	266	1,118

Iron Ore
Production (kt) (5)
Newman	85%	15,470	16,766	16,707	16,012	14,916	47,635	40,149
Yarrie	85%	206	—	—	—	—	—	836
Area C Joint Venture	85%	11,282	12,481	13,265	11,314	13,201	37,780	34,479
Yandi Joint Venture	85%	15,622	17,615	16,607	17,694	16,798	51,099	50,903
Jimblebar (6)	85%	2,721	3,740	3,971	2,813	4,513	11,297	5,123
Wheelarra	85%	1,698	2,973	3,115	4,755	5,965	13,835	7,580
Samarco	50%	2,281	3,068	3,426	3,764	3,586	10,776	7,851

Total		49,280	56,643	57,091	56,352	58,979	172,422	146,921

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	7,461	7,596	8,228	9,009	7,602	24,839	21,660
BHP Billiton Mitsui Coal (8)	80%	1,995	2,143	2,204	2,128	2,057	6,389	6,166
Illawarra	100%	2,011	2,147	2,337	2,401	1,799	6,537	5,366

Total		11,467	11,886	12,769	13,538	11,458	37,765	33,192

Energy coal
Production (kt)
South Africa (9)	90%	7,398	8,013	8,026	8,499	9,240	25,765	22,371
USA	100%	2,359	2,412	2,690	2,512	2,247	7,449	8,400
Australia	100%	5,018	5,030	4,752	4,608	5,252	14,612	14,934
Colombia	33.3%	2,948	2,908	2,369	3,003	2,975	8,347	9,424

Total		17,723	18,363	17,837	18,622	19,714	56,173	55,129

Aluminium, Manganese and Nickel
Alumina
Saleable production (kt)
Worsley	86%	936	1,010	893	1,060	937	2,890	2,906
Alumar	36%	314	315	342	338	311	991	947

Total		1,250	1,325	1,235	1,398	1,248	3,881	3,853

Aluminium
Production (kt)
Hillside	100%	172	176	180	176	168	524	539
Bayside	100%	23	18	—	—	—	—	71
Alumar	40%	26	15	13	13	12	38	89
Mozal	47.1%	65	67	68	67	65	200	199

Total		286	276	261	256	245	762	898

Manganese ores
Saleable production (kt)
South Africa (10)	44.4%	782	936	1,049	1,007	913	2,969	2,590
Australia (10)	60%	1,019	1,319	1,210	1,289	1,136	3,635	3,457

Total		1,801	2,255	2,259	2,296	2,049	6,604	6,047

Manganese alloys
Saleable production (kt)
South Africa (10) (11)	60%	91	106	112	121	114	347	271
Australia (10)	60%	71	75	59	80	68	207	194

Total		162	181	171	201	182	554	465

Refer footnotes on page 15.

BHP Billiton Operational Review for the nine months ended 31 March 2015	14

BHP BILLITON PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	MAR 2014	JUN 2014	SEP 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014

Aluminium, Manganese and Nickel (continued)
Nickel
Saleable production (kt)
Cerro Matoso	99.9%	9.8	10.2	10.7	10.5	10.6	31.8	34.1
Nickel West	100%	24.3	20.7	25.0	23.7	21.9	70.6	78.2

Total		34.1	30.9	35.7	34.2	32.5	102.4	112.3

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6,000 scf of natural gas equals 1 boe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on 100% basis. BHP Billiton interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on 100% basis. BHP Billiton interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(9)	Shown on 100% basis. BHP Billiton interest in saleable production is 90%.
(10)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(11)	Production includes Medium Carbon Ferro Manganese.

BHP Billiton Operational Review for the nine months ended 31 March 2015	15

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2014	JUN 2014	SEP 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014

Petroleum

Crude oil, condensate and NGL (Mboe)
Crude oil and condensate
Bass Strait	2,095	2,355	2,818	2,284	1,156	6,258	6,300
North West Shelf	1,504	1,408	1,501	1,395	1,355	4,251	4,866
Stybarrow	282	255	225	248	194	667	947
Pyrenees	2,386	2,075	2,109	1,901	1,709	5,719	5,388
Other Australia (1)	11	14	17	11	11	39	37
Atlantis (2)	3,734	4,114	4,175	3,740	3,645	11,560	10,675
Mad Dog (2)	704	187	390	877	720	1,987	1,932
Shenzi (2)	3,467	3,530	3,530	3,502	3,283	10,315	10,135
Eagle Ford (3)	5,215	6,593	7,060	8,098	10,837	25,995	13,869
Permian (3)	356	463	601	807	856	2,264	958
Haynesville (3) (4)	18	13	16	4	—	20	44
Trinidad/Tobago	279	248	252	227	196	675	913
Other Americas (2) (5)	329	371	349	500	348	1,197	1,080
UK (6)	254	27	34	77	64	175	701
Algeria	1,069	996	1,011	1,050	975	3,036	3,367
Pakistan	49	37	38	33	27	98	163

Total	21,752	22,686	24,126	24,754	25,376	74,256	61,375

NGL
Bass Strait	1,621	2,026	2,161	1,512	961	4,634	5,225
North West Shelf	276	288	293	273	268	834	909
Atlantis (2)	288	111	248	294	245	787	891
Mad Dog (2)	36	39	21	42	37	100	98
Shenzi (2)	280	252	271	260	235	766	798
Eagle Ford (3)	2,775	3,179	3,421	3,638	3,868	10,927	7,299
Permian (3)	211	292	362	358	287	1,007	636
Haynesville (3) (4)	—	—	—	—	—	—	2
Other Americas (2) (5)	2	—	38	25	14	77	23
UK (6)	3	4	4	7	7	18	14

Total	5,492	6,191	6,819	6,409	5,922	19,150	15,895

Total crude oil, condensate and NGL	27,244	28,877	30,945	31,163	31,298	93,406	77,270

Natural gas (bcf)
Bass Strait	21.2	30.5	33.3	18.8	18.3	70.4	78.1
North West Shelf	31.4	31.8	36.9	33.4	32.8	103.1	95.9
Other Australia (1)	13.2	13.6	16.4	13.0	14.1	43.5	37.6
Atlantis (2)	1.8	1.9	1.7	2.3	1.7	5.7	4.9
Mad Dog (2)	0.1	0.1	0.1	0.1	0.1	0.3	0.3
Shenzi (2)	0.8	0.8	0.8	0.8	0.7	2.3	2.4
Eagle Ford (3)	23.9	30.8	28.5	26.3	27.7	82.5	72.1
Permian (3)	2.2	2.5	3.0	2.8	2.1	7.9	6.5
Haynesville (3) (4)	46.3	45.7	45.7	43.6	37.8	127.1	137.8
Fayetteville (3)	37.3	39.9	36.4	37.6	32.3	106.3	113.5
Trinidad/Tobago	9.3	9.1	8.8	7.8	7.2	23.8	28.9
Other Americas (2) (5)	0.2	0.2	0.2	0.2	0.2	0.6	0.8
UK (6)	5.4	0.8	0.7	1.4	1.1	3.2	15.1
Pakistan	8.9	7.3	6.4	6.3	5.4	18.1	30.4

Total	202.0	215.0	218.9	194.4	181.5	594.8	624.3

Total petroleum production (MMboe) (7)	60.9	64.7	67.4	63.6	61.5	192.5	181.3

BHP Billiton Operational Review for the nine months ended 31 March 2015	16

Petroleum (continued)

(1)	Other Australia includes Minerva and Macedon.
(2)	Gulf of Mexico volumes are net of royalties.
(3)	Onshore US volumes are net of mineral holder royalties.
(4)	Haynesville includes North Louisiana Conventional. BHP Billiton completed the sale of North Louisiana Conventional on 17 November 2014.
(5)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(6)	UK includes Bruce/Keith and Liverpool Bay. BHP Billiton completed the sale of its 46.1% operated interest in Liverpool Bay on 31 March 2014.
(7)	Total boe conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton Operational Review for the nine months ended 31 March 2015	17

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2014	JUN 2014	SEP 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014

Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	96,420	94,673	101,920	113,522	110,607	326,049	283,978
Sulphide ore milled	(kt)	21,051	21,438	20,651	18,354	21,382	60,387	58,911
Average copper grade	(%)	1.12%	1.33%	1.20%	1.45%	1.49%	1.38%	1.26%
Production ex mill	(kt)	195.5	235.6	205.5	215.5	266.3	687.3	620.5

Production
Payable copper (2)	(kt)	190.6	241.0	199.4	208.8	260.9	669.1	603.7
Payable gold concentrate	(troy oz)	20,110	20,920	21,980	12,710	21,265	55,955	51,984
Copper cathode (EW)	(kt)	75.8	81.5	69.3	75.0	77.3	221.6	226.5
Payable silver concentrate	(troy koz)	1,078	1,320	1,159	958	1,355	3,472	2,951

Sales
Payable copper	(kt)	173.2	239.1	203.3	203.2	269.6	676.1	593.6
Payable gold concentrate	(troy oz)	20,889	20,920	21,980	12,710	21,265	55,955	51,981
Copper cathode (EW)	(kt)	76.4	83.3	64.1	79.8	64.9	208.8	226.1
Payable silver concentrate	(troy koz)	1,046	1,320	1,159	958	1,355	3,472	2,958

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 57.5%. (2) June 2014 quarter includes 4.3 kt of copper contained in ore sold to third parties.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	15,939	17,087	15,517	16,124	15,030	46,671	49,197
Ore milled	(kt)	4,508	4,016	4,189	4,446	4,501	13,136	13,170
Average copper grade	(%)	0.75%	0.76%	0.77%	0.70%	0.68%	0.72%	0.76%

Production
Copper cathode (EW)	(kt)	22.0	21.3	15.7	20.6	21.5	57.8	59.0

Sales
Copper cathode (EW)	(kt)	12.4	28.7	20.0	21.0	22.0	63.0	47.3

Spence
Material mined	(kt)	25,037	25,962	24,238	23,422	21,429	69,089	77,279
Ore milled	(kt)	4,735	3,775	4,409	4,560	3,783	12,752	14,383
Average copper grade	(%)	1.23%	1.30%	1.33%	1.20%	1.06%	1.20%	1.20%

Production
Copper cathode (EW)	(kt)	41.4	45.5	40.1	49.0	45.0	134.1	107.3

Sales
Copper cathode (EW)	(kt)	40.0	49.6	36.9	51.8	45.0	133.7	101.8

BHP Billiton Operational Review for the nine months ended 31 March 2015	18

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2014	JUN 2014	SEP 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014

Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	45,837	49,797	54,675	43,793	49,787	148,255	153,137
Sulphide ore milled (100%)	(kt)	11,729	12,756	12,370	13,594	12,880	38,844	36,015
Average head grades
- Copper	(%)	1.00%	0.77%	0.81%	0.74%	0.79%	0.78%	1.12%
- Zinc	(%)	0.54%	0.58%	0.84%	0.66%	0.69%	0.73%	0.61%

Production
Payable copper	(kt)	33.0	26.2	25.7	27.3	26.7	79.7	117.3
Payable zinc	(t)	9,335	13,450	20,736	16,271	13,571	50,578	38,589
Payable silver	(troy koz)	961	843	954	885	872	2,711	3,516
Payable lead	(t)	363	397	633	486	493	1,612	1,101
Payable molybdenum	(t)	281	83	40	75	151	266	1,118

Sales
Payable copper	(kt)	30.2	26.5	26.3	29.8	26.5	82.6	116.0
Payable zinc	(t)	10,158	14,527	12,912	21,459	15,545	49,916	44,678
Payable silver	(troy koz)	910	893	896	1,026	915	2,837	3,780
Payable lead	(t)	405	521	320	711	461	1,492	1,070
Payable molybdenum	(t)	347	142	50	90	163	303	1,200

Cannington, Australia
Material mined	(kt)	773	806	823	925	813	2,561	2,640
Ore milled	(kt)	779	821	819	850	791	2,460	2,381
Average head grades
- Silver	(g/t)	311	286	301	246	247	265	299
- Lead	(%)	7.3%	6.9%	7.1%	7.0%	6.3%	6.8%	7.1%
- Zinc	(%)	2.4%	3.1%	3.8%	3.2%	3.2%	3.4%	2.9%

Production
Payable silver	(troy koz)	6,465	6,029	6,701	5,534	5,130	17,365	19,132
Payable lead	(t)	47,214	45,768	48,941	49,625	40,111	138,677	140,760
Payable zinc	(t)	10,074	15,666	19,927	17,039	16,389	53,355	42,230

Sales
Payable silver	(troy koz)	6,127	5,641	7,084	5,631	4,972	17,687	20,519
Payable lead	(t)	43,649	41,607	51,197	48,482	40,341	140,020	147,334
Payable zinc	(t)	11,020	15,708	15,450	18,028	17,057	50,535	46,547

BHP Billiton Operational Review for the nine months ended 31 March 2015	19

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2014	JUN 2014	SEP 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014

Copper (continued)
Metals production is payable metal unless otherwise stated.

Olympic Dam, Australia
Material mined (1)	(kt)	2,495	2,405	2,692	2,667	2,186	7,545	8,109
Ore milled	(kt)	2,421	2,654	2,206	2,776	1,477	6,459	7,466
Average copper grade	(%)	1.90%	1.91%	1.97%	1.70%	1.88%	1.83%	1.87%
Average uranium grade	(kg/t)	0.54	0.51	0.61	0.52	0.56	0.56	0.53

Production
Copper cathode (ER)	(kt)	48.4	51.3	36.9	39.9	26.3	103.1	121.9
Copper cathode (EW)	(kt)	2.7	3.2	2.3	3.1	2.3	7.7	8.0
Uranium oxide concentrate	(t)	966	1,044	866	1,076	607	2,549	2,944
Refined gold	(troy oz)	28,630	38,785	30,364	38,537	26,441	95,342	82,550
Refined silver	(troy koz)	253	317	254	243	172	669	655

Sales
Copper cathode (ER)	(kt)	47.5	54.2	36.6	39.9	28.0	104.5	117.6
Copper cathode (EW)	(kt)	2.5	3.0	2.5	3.1	2.7	8.3	7.4
Uranium oxide concentrate	(t)	732	1,426	848	1,125	877	2,850	2,699
Refined gold	(troy oz)	31,129	38,500	30,707	34,938	31,938	97,583	85,030
Refined silver	(troy koz)	262	367	227	238	206	671	615

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Billiton Operational Review for the nine months ended 31 March 2015	20

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2014	JUN 2014	SEP 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014

Iron Ore
(kt)

Iron ore
Pilbara, Australia
Production (1)
Newman	15,470	16,766	16,707	16,012	14,916	47,635	40,149
Yarrie (2)	206	—	—	—	—	—	836
Area C Joint Venture	11,282	12,481	13,265	11,314	13,201	37,780	34,479
Yandi Joint Venture	15,622	17,615	16,607	17,694	16,798	51,099	50,903
Jimblebar (3)	2,721	3,740	3,971	2,813	4,513	11,297	5,123
Wheelarra (4)	1,698	2,973	3,115	4,755	5,965	13,835	7,580

Total	46,999	53,575	53,665	52,588	55,393	161,646	139,070

Total production (100%)	54,812	62,369	62,436	61,371	64,372	188,179	162,708

Sales
Lump	11,230	11,572	12,766	12,661	12,617	38,044	31,518
Fines	35,880	40,834	41,633	41,185	42,635	125,453	106,919

Total	47,110	52,406	54,399	53,846	55,252	163,497	138,437

Total sales (100%)	55,018	61,015	63,303	62,848	64,201	190,352	162,387

(1)    Iron ore production and sales are reported on a wet tonnes basis.

(2)    Yarrie ceased production on 25 February 2014.

(3)    Shown on 100% basis. BHP Billiton interest in saleable production is 85%.

(4)    Production from Wheelarra is processed via the Jimblebar processing hub.

Samarco, Brazil
Production (1)	2,281	3,068	3,426	3,764	3,586	10,776	7,851

Sales	2,036	3,077	3,303	4,151	2,876	10,330	7,737

(1)	Iron ore production and sales are reported on a wet tonnes basis.

BHP Billiton Operational Review for the nine months ended 31 March 2015	21

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2014	JUN 2014	SEP 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014

Coal
(kt)

Metallurgical coal
Queensland Coal
Production (1)
BMA
Blackwater	1,759	1,625	1,777	1,775	1,569	5,121	5,105
Goonyella	2,041	1,553	2,144	2,350	1,951	6,445	5,777
Peak Downs	1,314	1,282	1,144	1,235	1,263	3,642	3,627
Saraji	1,108	1,058	1,022	1,257	1,033	3,312	3,500
Gregory Joint Venture	654	997	808	994	607	2,409	1,968
Daunia	585	518	628	617	489	1,734	1,683
Caval Ridge	—	563	705	781	690	2,176	—

Total BMA	7,461	7,596	8,228	9,009	7,602	24,839	21,660

BHP Billiton Mitsui Coal (2)
South Walker Creek	1,312	1,323	1,391	1,236	1,282	3,909	3,923
Poitrel	683	820	813	892	775	2,480	2,243

Total BHP Billiton Mitsui Coal	1,995	2,143	2,204	2,128	2,057	6,389	6,166

Total Queensland Coal	9,456	9,739	10,432	11,137	9,659	31,228	27,826

Sales
Coking coal	7,030	7,250	7,306	8,379	7,118	22,803	19,670
Weak coking coal	2,594	2,358	2,859	2,670	2,720	8,249	7,496
Thermal coal	122	134	43	171	182	396	553

Total	9,746	9,742	10,208	11,220	10,020	31,448	27,719

(1)    Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(2)    Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production (1)	2,011	2,147	2,337	2,401	1,799	6,537	5,366

Sales
Coking coal	1,581	1,761	1,617	1,830	1,810	5,257	4,160
Thermal coal	460	486	373	426	272	1,071	1,137

Total	2,041	2,247	1,990	2,256	2,082	6,328	5,297

(1)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

BHP Billiton Operational Review for the nine months ended 31 March 2015	22

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2014	JUN 2014	SEP 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014

Coal (continued)
(kt)

Energy coal
South Africa (1)
Production	7,398	8,013	8,026	8,499	9,240	25,765	22,371

Sales
Export	3,179	3,528	3,739	4,174	4,354	12,267	9,770
Local utility	3,478	4,498	4,367	4,650	4,753	13,770	11,832
Inland	—	—	36	84	168	288	—

Total	6,657	8,026	8,142	8,908	9,275	26,325	21,602

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 90%.

New Mexico, USA
Production
Navajo Coal (1)	975	1,082	1,243	1,064	1,156	3,463	4,045
San Juan Coal	1,384	1,330	1,447	1,448	1,091	3,986	4,355

Total	2,359	2,412	2,690	2,512	2,247	7,449	8,400

Sales - local utility	2,360	2,382	2,723	2,592	2,177	7,492	8,439

(1)    BHP Billiton completed the sale of Navajo Mine on 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received, production will continue to be reported by the Group.

NSW Energy Coal, Australia
Production	5,018	5,030	4,752	4,608	5,252	14,612	14,934

Sales
Export	4,346	4,548	4,787	4,625	4,897	14,309	13,270
Inland	270	333	371	228	337	936	1,048

Total	4,616	4,881	5,158	4,853	5,234	15,245	14,318

Cerrejón, Colombia
Production	2,948	2,908	2,369	3,003	2,975	8,347	9,424

Sales - export	2,647	2,858	3,077	2,732	3,005	8,814	8,869

BHP Billiton Operational Review for the nine months ended 31 March 2015	23

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2014	JUN 2014	SEP 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014

Aluminium, Manganese and Nickel
(kt)

Alumina
Saleable production
Worsley, Australia	936	1,010	893	1,060	937	2,890	2,906
Alumar, Brazil	314	315	342	338	311	991	947

Total	1,250	1,325	1,235	1,398	1,248	3,881	3,853

Sales
Worsley, Australia	986	1,020	875	1,068	866	2,809	2,844
Alumar, Brazil	262	388	323	371	285	979	860

Total	1,248	1,408	1,198	1,439	1,151	3,788	3,704

Aluminium
Production
Hillside, South Africa	172	176	180	176	168	524	539
Bayside, South Africa (1)	23	18	—	—	—	—	71
Alumar, Brazil	26	15	13	13	12	38	89
Mozal, Mozambique	65	67	68	67	65	200	199

Total	286	276	261	256	245	762	898

Sales
Hillside, South Africa	187	168	174	178	166	518	540
Bayside, South Africa (1)	24	24	—	—	—	—	72
Alumar, Brazil	25	17	12	13	13	38	87
Mozal, Mozambique	72	62	64	73	66	203	214

Total	308	271	250	264	245	759	913

(1) Aluminium smelting at Bayside ceased with the closure of the final potline in June 2014.

Manganese ores
Saleable production
South Africa (1)	782	936	1,049	1,007	913	2,969	2,590
Australia (1)	1,019	1,319	1,210	1,289	1,136	3,635	3,457

Total	1,801	2,255	2,259	2,296	2,049	6,604	6,047

Sales
South Africa (1)	915	931	999	983	1,024	3,006	2,549
Australia (1)	1,252	1,288	1,224	1,208	1,143	3,575	3,775

Total	2,167	2,219	2,223	2,191	2,167	6,581	6,324

Manganese alloys
Saleable production
South Africa (1) (2)	91	106	112	121	114	347	271
Australia (1)	71	75	59	80	68	207	194

Total	162	181	171	201	182	554	465

Sales
South Africa (1) (2)	113	112	115	109	116	340	288
Australia (1)	85	74	56	73	43	172	202

Total	198	186	171	182	159	512	490

(1)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(2)	Production includes Medium Carbon Ferro Manganese.

BHP Billiton Operational Review for the nine months ended 31 March 2015	24

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2014	JUN 2014	SEP 2014	DEC 2014	MAR 2015	MAR 2015	MAR 2014
Aluminium, Manganese and Nickel (continued)
(kt)

Nickel
Cerro Matoso, Colombia
Production	9.8	10.2	10.7	10.5	10.6	31.8	34.1

Sales	10.0	10.2	10.5	10.1	11.0	31.6	34.9

Nickel West, Australia
Saleable production
Nickel contained in concentrate	2.5	1.6	2.2	1.7	1.9	5.8	8.3
Nickel contained in finished matte	6.1	4.4	9.1	5.5	6.1	20.7	21.0
Nickel metal	15.7	14.7	13.7	16.5	13.9	44.1	48.9

Nickel production	24.3	20.7	25.0	23.7	21.9	70.6	78.2

Sales
Nickel contained in concentrate	2.3	1.6	2.1	1.6	2.0	5.7	7.8
Nickel contained in finished matte	5.3	6.2	6.6	7.4	6.4	20.4	20.5
Nickel metal	16.7	14.4	11.9	17.5	13.5	42.9	49.2

Nickel sales	24.3	22.2	20.6	26.5	21.9	69.0	77.5

BHP Billiton Operational Review for the nine months ended 31 March 2015	25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 22, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary